FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of April 2005

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F_X____        Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____       No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Exhibit 1 of this report furnished on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom reports preliminary First Quarter 2005 Financial Results, dated April 18, 2005.





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                      TTI Team Telecom International Ltd.



Date: May 9, 2005                    By:  /s/ Israel (Eli) Ofer
                                           ---------------------
                                           Israel (Eli) Ofer
                                           Chief Financial Officer


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                                  EXHIBIT INDEX



Exhibit           Description
Number            of Exhibit


1. Press Release: TTI Telecom reports preliminary First Quarter 2005 Financial Results, dated April 18, 2005.

                                    EXHIBIT 1

-------------------------------------------------------------
Corporate Contact:
-------------------------------------------------------------

           Sanjay Hurry
           Investor Relations Officer
           TTI Telecom Ltd.
           T: +1.201.795.3883
           F: +1.201.795.3920
           sanjay@tti-telecom.com
-------------------------------------------------------------

      TTI TELECOM REPORTS PRELIMINARY FIRST QUARTER 2005 FINANCIAL RESULTS

     - Company Also Announces Additional Expense Reduction Steps Designed to Help Achieve Breakeven Financial Results in the Fourth
                                 Quarter 2005 -

Petach Tikva, Israel - April 18, 2005 - TTI Telecom International Ltd. (NASDAQ: TTIL) ("the Company"), a leading global provider of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecommunications service providers, today announced preliminary first quarter 2005 financial results. The Company expects revenues to be in the range of $9.0 million to $9.5 million. Bookings in the quarter, a measure of new business closed in the quarter and from which revenue will be recognized over subsequent quarters, were at $14.0 million and inline with the Company's expectations. Net loss for the quarter is expected to be in the range of $4.0 million to $5.0 million, or $0.22 to $0.27 per diluted share. Cash and cash equivalents are expected to be approximately $31.6 million dollars, or $1.71 per share. The Company is debt-free.

The Company also announced that it has initiated additional cost-reduction steps as part of its restructuring plan. Consisting of headcount reductions, organizational restructuring and a realignment of Research and Development priorities, the steps undertaken are expected to reduce headcount worldwide to approximately 355 employees by the end of the second quarter of fiscal 2005 from 420 employees at the end of the first quarter. The Company also expects a reduction in its expense structure resulting from these steps starting the third quarter.

"Sales execution was a standout in the first quarter, with worldwide bookings of $14 million," said Meir Lipshes, chairman and CEO of TTI Telecom.
"We attribute this to our restructuring efforts over the last several quarters in sharpening sales focus and, more recently, the addition of seasoned sales management.

"We continued to focus on cost controls in the quarter and, subsequent to the close of the quarter, announced additional steps to lower our expense structure and make more efficient use of existing infrastructure while preserving our ability to seek out sales opportunities and service customers globally," continued Lipshes. "Should coming quarters continue to track inline with expectations, we believe this, along with bookings to date and a lower expense structure, will put us on course to achieve breakeven financial results by the fourth quarter of 2005."

Steps taken:
o R&D - Research and Development priorities have been refocused, with emphasis placed on products in greatest demand by service providers globally. Development timetables for lesser in-demand products have been extended and resources tasked, including headcount, have been reduced accordingly.
o Marketing - Department split into two groups: Outbound Marketing (Marketing Communications) will henceforth report to Sales and Inbound Marketing (Product Management) is tasked to the CTO group.
o Project Delivery - Project Delivery group now reports to the Research and Development, creating a flatter organization.

TTI Telecom reported a headcount of approximately 450 employees as of December 31, 2004. Management provided financial guidance for fiscal 2005 on its fourth quarter 2004 financial results conference call, stating their belief that the Company would achieve breakeven financial results in the second half of fiscal 2005.

TTI Telecom expects to reports its first quarter fiscal 2005 financial results during the week of May 16, 2005. Conference call details will be posted to the Company's website and distributed to investors in the weeks ahead.


About TTI Telecom:

TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed
TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


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